EXHIBIT 99.1

Bezeq Files Motion with Tel Aviv District Court Seeking Approval of NIS 3
Billion Distribution

Ramat-Gan, Israel, January 28, 2011 - B Communications Ltd. (Nasdaq: BCOM) today announced that on January 26, 2011, it's controlled subsidiary, Bezeq The Israel Telecommunications Corp. Limited (hereinafter, "Bezeq") filed a motion with the Tel Aviv District Court seeking approval of a NIS 3 billion distribution, which amount exceeds its accounting profits according to its financial statements. The motion was filed following the approval of the General Meeting of Bezeq's shareholders for the distribution.

According to the Israeli Companies Law, 5759-1999, a company seeking to make a distribution in excess of its profits must obtain the court's approval for the distribution. In order to approve the motion, the court must determine that there is no reasonable concern that the distribution will prevent Bezeq from being able to meet its current and anticipated liabilities (the "Solvency Test").

The Motion was supported, by an opinion of the financial and economic consulting firm Giza Singer Even Ltd., which found that Bezeq satisfies the Solvency Test. The financial opinion cites several tests performed by the financial consultants to evaluate Bezeq's solvency, including testing financial-balance sheet strength, which included a comparative analysis of Bezeq's various financial ratios in comparison with Bezeq's counterparts in Israel and on the global market, as well as an evaluation of Bezeq’s cash flow forecasts under various scenarios.

Pursuant to the Companies Regulations (Approval of Distribution), 5761-2001, Bezeq published a notice to its creditors in two daily newspapers, and will also send a similar notice to its material creditors. Bezeq's creditors may file an objection with the court within 30 days of the filing of the motion or such later time period as determined by the court. After having given the creditors an opportunity to present their arguments, the court has the authority to approve all or part of the Motion, to dismiss it or grant conditional approval.

At this stage, it is not possible to estimate the total duration of time for the completion of the legal proceedings with respect to the motion or the outcome thereof.

This summary report is provided for informative purposes only and is not intended to provide a full description of the motion or to constitute an opinion as to the process of distribution or its various derivatives, but is designed to serve exclusively as a basis for providing notice to investors.

Attached hereto is a link to the full version of the motion as published on the website of the Tel Aviv Stock Exchange Ltd. and the Israeli Securities Authority.

http://maya.tase.co.il/bursa/report.asp?report_cd=612419

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) holds the controlling interest in Bezeq (www.bezeq.co.il). Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il; http://igld.com; www.bcommunications.co.il/; www.ir.bezeq.co.il/.

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay - IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620